UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the Month of May, 2007

                        Commission File Number 001-09178
                                              ----------


                              KOOR INDUSTRIES LTD.
-------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


      Azrieli Center 3, Triangle Tower - 43rd Floor, Tel Aviv 67023, Israel
-------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               FORM 20-F    X                FORM 40-F
                         -------                        -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

               YES                           NO     X
                    -------                      -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                  KOOR INDUSTRIES LTD.

                                  /s/    Shlomo Heller
                                  --------------------------------------------
                                  By:    Shlomo Heller
                                  Title: General Counsel and Corporate Secretary




Dated:  May 07, 2007

------------------------------------------------------------------- -----------

   DESCRIPTION                                                        EXHIBIT

------------------------------------------------------------------- -----------


     A.   Press Release, dated May 6, 2007, titled "Koor               99-1
          Industries has Initiated a Process to Issue
          Debentures Through Private Placement"

     B.   Press Release, dated May 7, 2007, titled "Koor               99-2
          Industries to Host Conference Call to Discuss First
          Quarter 2007 Results"

     C.   Koor Industries Ltd. Notice of Annual General                99-3
          Meeting of Shareholders and related Proxy Statement distributed by Koor Industries Ltd. on May 6, 2007

     D.   Rating report of Maalot, a Standard & Poor's affiliate,      99-4
          relating to a debenture series to be issued by Koor
          Industries Ltd.

------------------------------------------------------------------- -----------